November 29, 2006

Via U.S. Mail and Facsimile

Louis Gries
Chief Executive Officer
James Hardie Industries N.V.
Atrium, 8th Floor
Strawinskylann 3077
1077 ZX Amsterdam
The Netherlands

RE:		James Hardie Industries N.V.
		Form 20-F for the fiscal year ended March 31, 2006
		File No. 1-15240

Dear Mr. Gries:

      We have limited our review of your Form 20-F for the fiscal year ended March 31, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note that on page 34 of your 20-F you state that in addition to your principal markets you also sell fiber cement products in a number of other countries, including Iran. In light of the fact that
Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, whether through distributors, subsidiaries or other direct or indirect arrangements.
Include a discussion of direct and indirect contacts with the Iranian government and entities controlled by the Iranian government

2. Discuss the materiality to you of any contacts with Iran and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. In your response, please address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities.
Please also address materiality in terms or qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian government or entities controlled by the Iranian government receive cash or act as intermediaries in connection with your operations.





Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.
								Sincerely,


								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Pamela Long
		Rufus Decker
		Division of Corporation Finance
Louis Gries
James Hardie Industries N.V.
November 29, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE